June 1, 2009

Linda VanDoorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Re:	Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Proxy Statement on Schedule 14A
Filed April 16, 2009
Forms 1O-Q for Fiscal Quarters Ended March 31, 2009
Filed May 4, 2009
File No. 000-10200

Dear Ms. VanDoorn:

We are responding to your letter of May 15, 2009 concerning the above-captioned filings of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K

Note 5 – Fair Value Measurements, page 62

1.	We note that you use pricing services to assist you in determining the fair value of your SIV securities. We also note that the company utilizes external pricing services that incorporate market data, where available, or through the use of matrix pricing or other acceptable measures prices. Please tell us, and consider disclosing in future filings, the following:
•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from these pricing services;
•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
•	Whether the broker quotes are binding or non-binding; and
•	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements.

Response

Given the lack of any reliable market data on the SIV securities owned by us or held by our money market funds, the fair value of these SIV securities is determined using a net asset value approach that considers the value of the underlying collateral. The valuation model is maintained by an independent third party. The underlying collateral is comprised of asset-backed securities and collateralized debt obligations that are specifically identified by its CUSIP or ISIN number. We obtain quotes primarily from two independent external pricing vendors for each security, Interactive Data Corporation and J.P. Morgan. Other pricing vendors may be used in limited situations when a security quote can not be obtained from either of the two primary pricing vendors. The average of the two quotes received is used to value each security. Additionally, the securities are aggregated by type or sector (i.e. home equity line of credit, sub-prime 1st liens, residential mortgage-backed securities, etc.) and the weighted average quote of all securities within a sector held by the SIV is compared with the range of quotes received for similar securities within the same sector from the trading desk of an affiliate of the third party that maintains the SIV pricing model. The weighted average quote of all securities within a sector held by the SIV must be within the range of quotes received from the trading desk within that same sector. If the weighted average quote for all securities within a sector held by the SIV is outside that range, the average quote received from the pricing vendors may be adjusted. In any event, the value assigned to each security held by the SIV will be the lower of (i) the average of the quotes received from the pricing vendors or (ii) the lowest quote received from the trading desk for a similar security.

The pricing vendors utilize widely-accepted pricing models, which are evaluated by the pricing vendor, that vary by asset class and incorporate available trade, bid, and other market information. The market inputs that these vendors seek for their evaluation of securities include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other available market data. Broker quotes may be binding or non-binding. For certain security types, additional inputs may be used. The pricing vendors may prioritize inputs differently from time to time for any security based on current market conditions. For each asset class, evaluators gather information from market sources and integrate relevant credit information, perceived market movements and sector news into the evaluated pricing models. For a structured security evaluation, including mortgage-backed securities, the evaluator would consider various characteristics including issuer, vintage, purpose of loan, collateral attributes, prepayment speeds and credit ratings in order to properly identify trades and quotes for similar securities which are gathered for use in the evaluation process. Evaluators follow multiple review processes throughout each month that assess the available market, credit and deal level information in support of the evaluation process. If it is determined that sufficient objectively verifiable information does not exist to support a security’s valuation, the pricing vendor will discontinue providing a quote on that security. Securities that lack a quote from a pricing vendor are valued using the most recent quoted price and adjusting that price by the weighted average percentage change in the respective sector of all other securities that are held by the SIV.

We evaluated the inputs used by the pricing vendors in accordance with the fair value hierarchy established in SFAS 157, Fair Value Measurements. This process required gaining an understanding of their valuation methodologies, processes, models and inputs. The pricing vendors provided information to us about each model, the inputs used and the order of priority of each input. In the event we disagree with a quoted price from a vendor, we may challenge that price and request for an evaluation. We also considered each vendor’s qualification to provide quotes pertaining to each security. All pricing vendors used are considered to be market leaders that have a long history of providing reliable information to their clients.

2.	We note that the underlying collateral of the SIV securities is mainly comprised of asset-backed securities and collateralized debt obligations. Please tell us the nature and type of assets underlying any asset-backed securities, for example, the type of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response

The underlying collateral is comprised of asset-backed securities and collateralized debt obligations. In the case of the Gryphon notes, there are nearly 300 individual security pools that comprise the underlying collateral. These securities take the form of adjustable rate mortgages, domestic and foreign residential mortgage-backed securities, commercial loans, CLOs, CDOs, sub-prime 1st liens, sub-prime seconds, home equity lines of credit, and other asset-backed securities. Many of these securities are rated and some are not. Ratings of the securities range from AAA to junk status. The years of issuance will vary from security to security.

The ratio of each sector, credit rating and years of issuance of the underlying collateral will vary among each SIV security. The following tables provide information on the ratio of each sector and each credit rating of the underlying collateral to the total for market value and notional value for the Gryphon Notes:

Sector	Notional Value	Market Value
	(Percent)	(Percent)
Sub-prime 1st Lien	45	25
CDO	15	17
Home Equity Line of Credit	10	12
CLO	9	22
Alt-A Adjustable Rate Mortgages	6	6
Commercial	4	7
All Others	11	11

Total	100	100

Rating	Notional Value	Market Value
	(Percent)	(Percent)
AAA	26	32
AA+ to AA-	28	19
A+ to A-	4	5
BBB+ to BBB-	3	3
BB	4	—
B	4	—
CCC	2	—
Not Rated	29	41

Total	100	100

3.	We note that the underlying collateral that lack any market data are grouped by sector and valued using the most recent quoted price, which may be longer than one year, and adjusting that price by the percentage change in the respective sector using relative benchmarks. Please tell us the sectors and benchmarks that are used in determining the adjusted price of the collateral.

Response

As previously stated, securities that comprise the underlying collateral are grouped by type. The pricing model classifies each security into sectors. Therefore, security types are synonymous with security sectors (i.e. home equity line of credit, sub-prime 1st liens, residential mortgage-backed securities, etc.). Securities that lack price quotes are adjusted by the weighted average percentage movement of securities held as collateral within the same sector classification. For example, a residential mortgage-backed security that has not received a quote for an extended period of time will be adjusted by the weighted average percentage movement of all quoted residential mortgage-backed securities held as collateral by the SIV security. Also, as previously stated, the weighted average price of all securities within a sector is compared with the range of quotes received from the trading desk of an affiliate of the independent third party that maintains the valuation model. The weighted average quote of all securities within a sector must be within the range of quotes received from the trading desk within that same sector. If the average quote is not, the quote may be adjusted. The average quote will only be adjusted downward to the lowest figure.

Proxy Statement filed on April 16, 2009

Executive Compensation, page 13

4.	We note that you have revised your disclosure to disclose the reasons that Mr. West has received compensation that is different from the other officers in response to comment 7 of our letter dated May 16, 2008. However, we note that there is a significant difference between the compensation paid to Messrs. Ujobai and Klauder and the compensation paid to Messrs. McGonigle and Meyer, which is not explained. We also note that two executive officers receive salary increases while the others did not. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K. Please include this disclosure in future filings.

Response

We believe that the only difference in cash compensation (columns (c) and (d) in the Summary Compensation Table) are those related to the bonus (column (d)). The reason for the bonus differences is explained in the last two full paragraphs under the subcaption “Incentive Compensation” under the heading Compensation Discussion and Analysis and reflects the Compensation Committee’s judgment that based on their subjective view of the qualitative performance during 2008 of the organizational unit for which the officer was responsible, taking into account the factors they considered relevant and given such weighting as they each separately felt appropriate, that Mr. Meyer was entitled to a bonus that was larger than Messrs. Klauder and McGonigle (who received the same bonus) which in turn was larger than Mr.

Ujobai’s bonus. In this regard, we would also note that the total range between the lowest bonus to a named executive officer, other than the Chief Executive Officer, to the highest bonus was $29,250. As to the option amount in the table, as required by Rule 402(c), that amount is based on the SFAS 123(R), Share-Based Payment expense incurred during 2008 that is attributable to all options held by the named officer (i.e. not just options granted during 2008). If one were to consider the options granted during 2008 to the named executive officer, each of Messrs. Meyer, McGonigle, Ujobai and Klauder received exactly the same number of options with the same term during 2008 as described in the Grant of Plan-Based Awards Table. Mr. Ujobai’s total (column (j) in the Summary Compensation Table) is significantly inflated by the expense reimbursements described in note 5 to the Table and quantified in column (i) of the Table).

All of the named executive officers, with the exception of the Chief Executive Officer, receive annual base salary of $250,000. There have been no changes to this salary level since prior to 2004. The Chief Executive Officer’s base salary was $310,000 per year until 2007 when it was increased to $400,000 per year as described in the 2008 Proxy Statement. No changes in base salary for any executive officers were made in 2008 (please see our response to your comment number 5 below).

Base Salaries, page 13

5.	In this section, you state that none of the named executive officers received an increase in base salary in 2008. However, on page 16, it appears that Messrs. West and Meyer received salary increases. Please tell us the reasons for this discrepancy and revise accordingly the disclosure in future filings.

Response

In 2007, the Compensation Committee of the Board and the Board approved a salary increase for Mr. West increasing his base salary from $310,000 per year to $400,000 per year. This was disclosed in the Compensation Discussion and Analysis included in the Company’s 2008 Proxy Statement. This full year effect of this 2007 salary increase is the reason for the change in Mr. West’s salary in 2008 compared to 2007. Similarly, in the case of Mr. Meyer, the salary increase was approved for Mr. Meyer in 2007 when he became an Executive Vice President and was disclosed in the Company’s 2008 Proxy Statement. The full year effect of this 2007 salary increase is the reason for the change in Mr. Meyer’s salary in 2008 compared to 2007. At this point, the base salary for the Chief Executive Officer is $400,000 per year and the base salary for each of the other named executive officers is $250,000 per year.

Incentive Compensation, page 16

6.	In response to comment 9 of our letter, we note that you provided additional disclosure regarding the unit goals. However, we note that you did not explain what you mean by the phrase “dampened accelerators and decelerators.” Please tell us what you mean by this phrase and include this disclosure in your future filings.

Response

This phrase relates solely to the Company’s sales compensation plan. As we state in the same paragraph, executive officers, including the named executive officers, do not participate in these sales compensation plans and, accordingly, we proposed to delete this paragraph in future filings. We inadvertently failed to make this change in the 2009 Proxy Statement.

7.	We note that you have both threshold and target goals for each officer. Please tell us the threshold goals and bonus amounts for each NEO and discuss how you determined those amounts and the target amounts. Please include this disclosure in future filings.

Response

The target goals for each named executive officer are described in the last full paragraph under the subcaption “Incentive Compensation” under the heading Compensation Discussion and Analysis. The quantitative threshold goals and the calculation methodology and result for the corporate goal component of the incentive compensation award is described in the table immediately above the penultimate paragraph under the subcaption “Incentive Compensation” under the heading Compensation Discussion and Analysis and the factors considered by the Compensation Committee in the unit goal component of incentive compensation are described in the last sentence of the penultimate paragraph and the last paragraph under the subcaption “Incentive Compensation” under the heading Compensation Discussion and Analysis. The unit goal threshold is subjectively determined by the members of the Compensation Committee and is not subject to mathematical calculation as described in that paragraph.

Grants of Plan-Based Awards Table, page 17

8.	In future filings, please include both the threshold and target amounts in the table in accordance with Item 402(d) of Regulation S-K. Please tell us how you intend to comply.

Response

The awards disclosed in the Plan-Based Awards Table are option grants of non-qualified employee stock options. The Compensation Committee made two determinations with respect to the awards, the number of shares covered by the grant and the earnings per share amounts which must be achieved before the options become exercisable. There are no other “threshold” or “target” amounts related to such grants. The vesting targets are disclosed in footnote 1 to the table and all executive officers, other than the Chief Executive Officer, received an equal grant of 60,000 options and the Chief Executive Officer received a grant of 100,000 options. These amounts were determined by the Compensation Committee as described in the last paragraph under the subcaption “Stock Options” under the heading Compensation Discussion and Analysis.

Form 10-Q for the Quarter ended March 31, 2009

Item 4 – Controls and Procedures, page 39

9.	We note your statement that your chief executive officer and your chief financial officer ‘have concluded the controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Clarify to us whether your chief executive officer and your chief financial officer concluded that the company’s disclosure controls and procedures, as of March 31, 2009, were effective or ineffective, Also confirm to us that in future filings your disclosure will state, in clear and unqualified language, your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response

In response to the Staff’s comment, our Chief Executive Officer and Chief Financial Officer confirm that our disclosure controls and procedures as of the quarter ended March 31, 2009 were effective in recording, processing, summarizing and reporting information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 within the time periods specified in the Securities and Exchange Commission’s rules and forms. We also confirm that in future filings, our disclosure will state, in clear and unqualified language, our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis McGonigle

Dennis McGonigle

Chief Financial Officer

SEI Investments Company